Exhibit (a)(5)

April 15, 2011

Dear Inspire Stockholder:

We are pleased to inform you that on April 5, 2011, Inspire Pharmaceuticals, Inc. (“Inspire”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merck & Co., Inc., a company formed under the laws of New Jersey (“Merck”), and Monarch Transaction Corp., a Delaware corporation and wholly-owned subsidiary of Merck (“Merger Sub”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Merger Sub’s Offer to Purchase, dated April 15, 2011, and related materials enclosed with this letter, including, among other conditions, the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Merger Sub is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001, of Inspire (the “Shares”), including all associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of October 22, 2002, as amended, between Inspire and Computershare Trust Company, N.A. (the “Rights Agent”), at a price of $5.00 per Share, net to the seller in cash without interest and subject to any applicable withholding taxes.

Unless extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, New York City time, on May 12, 2011 (which is the end of the day on May 12, 2011), after which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. Following the successful consummation of the Offer, Merger Sub will merge with and into Inspire on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares held in the treasury of Inspire, Shares owned by Merck, Merger Sub or any direct or indirect subsidiary of Merck or Inspire or Shares that are held by any stockholder who is entitled to demand and has properly demanded appraisal of such Shares) will be converted into the right to receive, in cash and without interest, $5.00 per share (or, if a higher amount is paid in the tender offer, such higher amount).

On April 5, 2011, the Board of Directors of Inspire (the “Board”) unanimously (i) approved the Merger Agreement, (ii) declared the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger, to be advisable, (iii) determined that the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Inspire and its stockholders (other than Merck, Merger Sub and their respective affiliates) and (iv) recommended that Inspire’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if necessary, approve the Merger Agreement at any meeting of stockholders of Inspire called to consider approval of the Merger and the Merger Agreement.

In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of Merger Sub’s Offer to Purchase and related materials. These documents set forth the terms and conditions of Merger Sub’s Offer and provide instructions as to how to tender your Shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

/s/ Adrian Adams

Adrian Adams

President and Chief Executive Officer